Filed Pursuant to Rule 433
Registration No. 333-158385
September 22, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

Structured Investments	HSBC USA Inc. $ Knock-Out Buffer Notes Linked to the iShares® MSCI Mexico Investable Market Index Fund due March 31, 2011
General
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Terms used in this free writing prospectus are described or defined herein, in the accompanying product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement or prospectus. The notes are not principal protected, and you may lose up to 100.00% of your initial investment.

•	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
•	All references to “Enhanced Market Participation Notes” in the product supplement shall refer to these Knock-Out Buffer Notes.
•	This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to a single reference asset described below.
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Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security held by the reference asset or as to the suitability of an investment in the related notes.

•	Senior unsecured debt obligations of HSBC USA Inc. maturing March 31, 2011.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.
Key Terms
Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody’s), AA (Fitch)*
Reference Asset:	The iShares® MSCI Mexico Investable Market Index Fund (“EWW”) (the “reference asset”)
Knock-Out Event:
A knock-out event occurs if, at any time during the observation period, the official closing price (as defined below) has decreased, as compared to the initial price, by more than the knock-out buffer amount.

Knock-Out Buffer Amount:	30.00%
Contingent Minimum Return:	6.20%
Principal Amount:	$1,000 per note.
Trade Date:	September 25, 2009
Pricing Date:	September 25, 2009
Original Issue Date:	September 30, 2009
Final Valuation Date:	March 28, 2011, subject to adjustment as described herein and in the accompanying product supplement.
Observation Period:	The period beginning on and excluding the pricing date and ending on and including the final valuation date.
Maturity Date:
3 business days after the final valuation date and is expected to be March 31, 2011.  The maturity date is subject to further adjustment as described under “Specific Terms of the Notes — Market Disruption Events” in the accompanying product supplement.

Payment at Maturity:
If a knock-out event has occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × reference return)

If a knock-out event has occurred and the final price is less than the initial price, you will lose some or all of your investment. This means that if the reference return is -100.00%, you will lose your entire investment.

If a knock-out event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the contingent minimum return. If a knock-out event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the reference return and (ii) the contingent minimum return.  For additional clarification, please see “What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?” herein.

Reference Return:	The quotient, expressed as a percentage, calculated as follows:
final price – initial price initial price
Initial Price:	The official closing price of one share of the iShares® MSCI Mexico Investable Market Index Fund on the pricing date.
Final Price:
The official closing price of one share of the iShares® MSCI Mexico Investable Market Index Fund on the final valuation date, adjusted by the calculation agent as described under “Adjustments to an ETF” in the accompanying product supplement.

Official Closing Price:	The official closing price of one share of the iShares® MSCI Mexico Investable Market Index Fund on any scheduled trading day as determined by the calculation agent.
CUSIP/ISIN:	4042K0ZV0 /
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.
Investment in the notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 4 of this document and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete.  Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.  We may use this free writing prospectus in the initial sale of notes.  In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions in any notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement relating to this free writing prospectus is being used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the notes from us for distribution to the placement agent.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page 9 of this free writing prospectus.
We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes.  J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.
	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$12.50	$987.50
Total	$	$	$
(1)	Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

JPMorgan
Placement Agent
September 22, 2009

Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security linked to the reference asset.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any securities held by reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009.  If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 3 of this free writing prospectus and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to “Enhanced Market Participation Notes” in the product supplement shall refer to these Knock-Out Buffer Notes.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.  As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov.  Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes.  You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying J.P. Morgan Securities Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any material changes to the terms of the notes, we will notify you.

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement.  HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the reference asset at maturity. If a knock-out event has not occurred, in addition to the principal amount, you will receive at maturity at least the contingent minimum return of 6.20% on the notes, or a minimum payment at maturity of  $1,062.00 for every $1,000 principal amount note. Even if a knock-out event has occurred, if the final price is greater than the initial price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the reference return. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — If a knock-out event has occurred, you will lose 1.00% of the principal amount for every 1.00% decline of the official closing price of the reference asset during the observation period as compared to the initial price.  If a knock-out event has occurred and the reference return is -100.00%, you will lose your entire investment.

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EXPOSURE TO PERFORMANCE OF THE iSHARES® MSCI MEXICO INVESTABLE MARKET INDEX FUND — The reference asset is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The reference asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in Mexico as measured by the MSCI Mexico Investable Market Index (the “underlying index”). The underlying index is a free-float adjusted average of the U.S. dollar values of all of the equity securities constituting the underlying index. For additional information about the reference asset, see the information set forth under “Description of the Reference Asset” herein.

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TAX TREATMENT — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes.  Under one approach, the notes should be treated as executory contracts with respect to the reference asset.  We intend to treat the notes consistent with this approach.  Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes.  Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin llp. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin llp, it is reasonable to treat the notes as executory contracts with respect to the reference asset. Pursuant to this approach and subject to the discussion below regarding “constructive ownership transactions”, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the reference asset (the “Underlying Shares”)). Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder (as defined under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement) in respect of a note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”)) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the note at fair market value and sold them at fair market value on the maturity date (if the note was held until the maturity date) or on the date of sale or exchange of the note (if the note was sold or exchanged prior to the maturity date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the note (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the note).

Although the matter is not clear, there exists a risk that an investment in the notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a note will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each note will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a note over (ii) the “net underlying long-term capital gain” such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the note for an amount equal to the “issue price” of the note and, upon the date of sale, exchange or maturity of the note, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the note). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

We will not attempt to ascertain whether the issuer of any stock owned by the reference asset would be treated as a “passive foreign investment company,” within the meaning of Section 1297 of the Code.  In the event that the issuer of any stock owned by the reference asset were treated as a passive foreign investment company, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC or other authorities by the issuers of stock owned by the reference asset and consult your tax advisor regarding the possible consequences to you, if any, in the event that one or more issuers of stock owned by the reference asset is or becomes a passive foreign investment company.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities held by the reference asset. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and prospectus supplement.

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SUITABILITY OF NOTES FOR INVESTMENT — A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this free writing prospectus.  Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the reference asset and will depend on whether a knock-out event has occurred and whether, and the extent to which, the reference return is positive or negative. If the official closing price has declined, as compared to the initial price, by more than the knock-out buffer amount of 30.00% at any time during the observation period, a knock-out event has occurred, and the protection provided by the knock-out buffer amount will terminate. IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT.

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CREDIT RISK OF HSBC USA INC. — The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

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YOUR PROTECTION MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES — If the official closing price at any time during the observation period declines from the initial price by more than the knock-out buffer amount of 30.00%, you will at maturity be fully exposed to any decline in the official closing price of the reference asset. We refer to this feature as a knock-out buffer amount. Under these circumstances, if the final price is less than the initial price, you will lose 1.00% of the principal amount of your investment for every 1.00% decrease in the final price as compared to the initial price. You will be subject to this potential loss of principal even if the official closing price of the reference asset subsequently increases such that the final price is less than the initial price by not more than the knock-out buffer amount of 30.00%, or is equal to or greater than the initial price. As a result, you may lose some or all of your investment. Your return on the notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

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YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES — If the official closing price at any time during the observation period declines from the initial price by more than the knock-out buffer amount of 30.00%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the official closing price of the reference asset.

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THE VALUE OF SHARES OF THE REFERENCE ASSET MAY NOT COMPLETELY TRACK THE VALUE OF THE UNDERLYING INDEX — Although the trading characteristics and valuations of shares of the reference asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the reference asset may not completely track the value of the underlying index.  The reference asset may reflect transaction costs and fees that are not included in the calculation of the underlying index.  Additionally, because the reference asset may not actually hold all of the stocks comprising the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks comprising the underlying index, the reference asset may not fully replicate the performance of the underlying index.

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AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH FOREIGN SECURITIES MARKETS — The stocks held by the underlying index, which is the underlying index for the reference asset, and that are generally tracked by the reference asset have been issued by companies in Mexico.  Although the trading price of shares of the reference asset is not directly tied to the value of the underlying index or the trading price of the stocks comprising the underlying index, the trading price of shares of the reference asset is expected to correspond generally to the value of publicly traded equity securities in the aggregate in Mexico, as measured by the underlying index.  This means that the trading price of shares of the reference asset is expected to be affected by factors affecting securities markets in Mexico.

Investments in securities linked to the value of foreign securities markets involve certain risk.  Foreign securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets.  Also, there generally may be less publicly available information about companies in foreign securities markets than about U.S. companies, and companies in foreign securities markets are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies. Although many of the component stocks in the underlying index are listed or traded on foreign securities markets which constitute “designated offshore securities markets” under Regulation S, certain of the component stocks in the underlying index are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges.  In addition, regardless of their status as designated offshore securities markets, certain component stocks in the underlying index may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.  In addition, foreign securities issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets.

Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries.  These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies.  Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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AN INVESTMENT IN THE NOTES  IS SUBJECT TO CURRENCY EXCHANGE RISK —  Because the underlying index is denominated in U.S. Dollars, the prices of the component stocks comprising the underlying index will be converted into U.S. Dollars for the purposes of calculating the value of the underlying index and, thus, noteholders will be exposed to currency exchange rate risk with respect to the Mexican Peso. A noteholder’s net exposure will depend on the extent to which the Mexican Peso strengthens or weakens against the U.S. Dollar.  If the U.S. Dollar strengthens against the Mexican Peso, the value of the reference asset may be adversely affected, and the principal payment at maturity of the notes may be reduced.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of notes by you prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the reference asset or the underlying index would have.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the notes in the secondary market but is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

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POTENTIAL CONFLICTS — HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging its obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the notes. HSBC will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the price of the reference asset and the value of the notes.

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THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

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TRANSITION OF THE REFERENCE ASSET’S INVESTMENT ADVISOR — On June 16, 2009, Barclays PLC (“Barclays”), the ultimate parent company of Barclays Global Fund Advisors (“BGFA”), accepted a binding offer and entered into an agreement to sell its interests in BGFA and certain affiliated companies to BlackRock, Inc. (the “BlackRock Transaction”).  The Barclays shareholders approved the BlackRock Transaction at a general meeting held in early August 2009.  The BlackRock Transaction is subject to certain regulatory approvals, as well as other conditions to closing.  Under the Investment Company Act of 1940, as amended, completion of the BlackRock Transaction will cause the automatic termination of the reference asset’s current investment advisory agreement with BGFA.  In order for the management of the reference asset to continue uninterrupted, the reference asset’s Board of Trustees (the “Board”) will be asked to approve a new investment advisory agreement with BGFA.  If approved by the Board, the new investment advisory agreement will be submitted to the shareholders of the reference asset for their approval.  The failure to obtain such approvals could cause interruptions in the management of the reference asset which could have an adverse effect on the value of the reference asset and consequently on the value of your notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the official closing price of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the notes;

•	whether a knock-out event has occurred;

•	the dividend rate on the equity securities held by the reference asset or comprising the underlying index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a knock-out buffer amount of 30.00%, an initial price of $45.20 and a contingent minimum return on the notes of 6.20%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price	Reference Return	Total Return
		Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
$81.36	80.00%	80.00%	80.00%
$76.84	70.00%	70.00%	70.00%
$67.80	50.00%	50.00%	50.00%
$63.28	40.00%	40.00%	40.00%
$58.76	30.00%	30.00%	30.00%
$54.24	20.00%	20.00%	20.00%
$51.98	15.00%	15.00%	15.00%
$49.72	10.00%	10.00%	10.00%
$48.00	6.20%	6.20%	6.20%
$46.33	2.50%	6.20%	2.50%
$45.65	1.00%	6.20%	1.00%
$45.20	0.00%	6.20%	0.00%
$42.94	-5.00%	6.20%	-5.00%
$40.68	-10.00%	6.20%	-10.00%
$38.42	-15.00%	6.20%	-15.00%
$36.16	-20.00%	6.20%	-20.00%
$31.64	-30.00%	6.20%	-30.00%
$27.12	-40.00%	N/A	-40.00%
$22.60	-50.00%	N/A	-50.00%
$18.08	-60.00%	N/A	-60.00%
$13.56	-70.00%	N/A	-70.00%
$9.04	-80.00%	N/A	-80.00%
$4.52	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

(1)	The official closing price has not declined, as compared to the initial price, by more than 30.00% at any time during the observation period.

(2)	The official closing price has declined, as compared to the initial price, by more than 30.00% at any time during the observation period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A knock-out event has not occurred, and the price of the reference asset increases from the initial price of $45.20 to a final price of $46.33. Because a knock-out event has not occurred and the reference return of 2.50% is less than the contingent minimum return of 6.20%, the investor benefits from the contingent minimum return and receives a payment at maturity of $1,062 per $1,000 principal amount note.

Example 2: A knock-out event has not occurred, and the price of the reference asset decreases from the initial price of $45.20 to a final price of $38.42. Because a knock-out event has not occurred and the reference return of -15.00% is less than the contingent minimum return of 6.20%, the investor benefits from the contingent minimum return and receives a payment at maturity of $1,062 per $1,000 principal amount note.

Example 3: A knock-out event has not occurred, and the price of the reference asset increases from the initial price of $45.20 to a final price of $51.98. Because a knock-out event has not occurred the reference return of 15.00% is greater than the contingent minimum return of 6.20%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150

Example 4: A knock-out event has occurred, and the price of the reference asset decreases from the initial price of $45.20 to a final price of $40.68. Because a knock-out event has occurred, and the reference return is -10.00%, the investor is exposed to the performance of the reference asset and receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -10.00%) = $900

Example 5: A knock-out event has occurred, and the price of the reference asset increases from the initial price of $45.20 to a final price of $51.98. Because a knock-out event has occurred, your principal is at risk. However, the reference return is 15.00% and therefore, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150

Description of the Reference Asset

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the underlying index.  All disclosures contained in this free writing prospectus regarding the reference asset, including its make-up, performance, method of calculation and changes in its components, are derived from publicly available information.  Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference asset or stocks held by the reference asset contained in this free writing prospectus.  You should make your own investigation into the reference asset and the underlying index, as well as stocks held by the reference asset. The underlying index sponsor has no obligation to continue to publish, and may discontinue publication of, the underlying index. The underlying index sponsor may discontinue or suspend the publication of the underlying index at any time.

We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-37 in the accompanying prospectus supplement.

The iShares® MSCI Mexico Investable Market Index Fund

We have derived all information contained in this free writing prospectus regarding the reference asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The reference asset is an investment portfolio maintained and managed by iShares®, Inc. (“iShares”) and advised by Barclays Global Fund Advisors (“BGFA”). iShares is a registered investment company that consists of numerous separate investment portfolios, including the reference asset. The shares of the reference asset are listed and trade at market prices on a national securities exchange such as the Chicago Board Options Exchange, NASDAQ, NYSE or NYSE Arca under the exchange trading symbol “EWW”.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any accompanying prospectus. We make no representation or warranty as to the accuracy or completeness of such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information. As a prospective purchaser of the securities, you should undertake an independent investigation of the reference asset as in your judgment is appropriate to make an informed decision with respect to an investment in the reference asset shares.

Investment Objective and Strategy

The reference asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the largest and most liquid Mexican companies, as measured by the underlying index. The underlying index was developed by MSCI Inc. (“MSCI”) to represent the performance of the Mexican market that is available to international investors.

The reference asset uses a representative sampling strategy (as described below under “Representative Sampling”) to try to track the underlying index. The reference asset will at all times invest at least 90% of its assets in the securities of the underlying index and ADRs based on securities of the underlying index, and may invest the remainder of its assets in securities not held by the underlying index, but which BFGA believe will help the reference asset track the underlying index. The reference asset also may invest its other assets in futures contracts, options on futures contracts, options and swaps related to the underlying index, as well as cash and cash equivalents, including shares of money market funds affiliated with BGFA.

Representative Sampling

The reference asset pursues a “representative sampling” strategy in attempting to track the performance of the underlying index, and generally does not hold all of the equity securities held by the underlying index. The reference asset invests in a representative sample of securities in the underlying index, which have a similar investment profile as the underlying index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the underlying index.

Correlation

The underlying index is a theoretical financial calculation, while the reference asset is an actual investment portfolio. The performance of the reference asset and the underlying index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation.

Any correlation of less than 100% is called “tracking error.” The reference asset, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The reference asset will concentrate its investments ( i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the underlying index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

The Underlying Index

All information in this free writing prospectus regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI or any of its affiliates (the “underlying index sponsor”). The underlying index sponsor owns the copyright and all other rights to the underlying index. The underlying index has no obligation to continue to publish, and may discontinue publication of, the underlying index. We do not assume any responsibility for the accuracy or completeness of such information. Historical performance of the underlying index is not an indication of future performance. Future performance of the underlying index may differ significantly from historical performance, either positively or negatively.

The underlying index is published by MSCI and is intended to measure the performance of equity markets in Mexico. The underlying index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial price of 100. Component companies must meet objective criteria for inclusion in the underlying index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The underlying index is calculated daily in U.S. Dollars and published in real time every 60 seconds during market trading hours. The underlying index is published by Bloomberg under the index symbol “MXMX”.

The underlying index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the “GICS”).

Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	Updating the indices on the basis of a fully refreshed Equity Universe.
•	Taking buffer rules into consideration for migration of securities across size and style segments.
•	Updating FIFs and Number of Shares (“NOS”).

(ii) Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•	Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.
•	Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.
•	Reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing event-related changes. Changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the reference asset based on the historical official closing prices from January 2, 2004 through September 18, 2009.  The official closing price for the reference asset on September 18, 2009 was $45.20. We obtained the official closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical official closing prices of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the official closing price on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2003	3/31/2003	$12.13	$11.22	$11.80
4/1/2003	6/30/2003	$14.69	$11.98	$14.49
7/1/2003	9/30/2003	$15.75	$14.43	$15.63
10/1/2003	12/31/2003	$17.01	$15.31	$16.50
1/2/2004	3/31/2004	$20.74	$17.30	$20.72
4/1/2004	6/30/2004	$21.28	$17.30	$19.20
7/1/2004	9/30/2004	$20.62	$18.44	$20.55
10/1/2004	12/31/2004	$25.10	$20.32	$25.06
1/3/2005	3/31/2005	$28.09	$23.33	$24.10
4/1/2005	6/30/2005	$27.40	$22.59	$27.17
7/1/2005	9/30/2005	$32.78	$27.07	$32.76
10/3/2005	12/30/2005	$36.92	$29.31	$35.74
1/3/2006	3/31/2006	$39.72	$35.93	$38.34
4/3/2006	6/30/2006	$44.02	$31.20	$36.99
7/3/2006	9/29/2006	$43.42	$35.72	$43.20
10/2/2006	12/29/2006	$51.30	$41.90	$51.20
1/3/2007	3/30/2007	$55.95	$46.70	$54.36
4/2/2007	6/29/2007	$64.61	$54.53	$61.65
7/2/2007	9/28/2007	$65.14	$49.42	$58.79
10/1/2007	12/31/2007	$64.17	$52.93	$56.00
1/2/2008	3/31/2008	$59.70	$47.52	$59.10
4/1/2008	6/30/2008	$63.32	$56.23	$56.94
7/1/2008	9/30/2008	$56.31	$43.11	$46.67
10/1/2008	12/31/2008	$46.82	$23.25	$32.27
1/2/2009	3/31/2009	$35.16	$21.53	$27.10
4/1/2009	6/30/2009	$37.98	$26.89	$36.86
7/1/2009*	9/18/2009*	$45.92	$34.04	$45.20

* As of the date of this free writing prospectus available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through September 18, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to J.P. Morgan Securities Inc.  J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee that will not exceed $12.50 per $1,000 face amount of notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the prospectus supplement.